May 25, 2007

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY EVER-GLORY INTERNATIONAL GROUP, INC. PURSUANT TO SEC RULE 83 FOR INFORMATION INCLUDED IN THE RESPONSE TO COMMENT 3, WHICH INFORMATION HAS BEEN DELIVERED TO THE SEC’S DIVISION OF CORPORATION FINANCE.

Jennifer R. Hardy

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington D.C., 20549-7070

Re: Ever-Glory International Group, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed March 15, 2007

Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007

Filed March 16, 2007

File No. 0-28806

Dear Ms. Hardy:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Ever-Glory International Group, Inc. (the “Company”) dated March 27, 2007. This letter supplements our letter to the Staff dated May 9, 2007 containing responses to the Staff’s comments to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, filed March 16, 2007.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

PreR 14C

General

Staff Comment 1.          Please update the financial statements, pro forma financial statement information, and other corresponding financial information included to comply with Item 310(g) of Regulation S-B.

Ms. Jennifer R. Hardy

U.S. Securities and Exchange Commission

May 25, 2007

Response:

The updated financial statements for the year ended December 31, 2006 and the quarter ended March 31, 2007 for Nanjing Catch-Luck Garments Co, Limited and Ever-Glory International Group, Inc. (“Catch-Luck”) and the pro forma statement of operations for the year ended December 31, 2006 the quarter ended March 31, 2007 will be included in the Company’s next Revised Preliminary Information Statement on Schedule 14C (referred to in this letter as the “Revised Preliminary Information Statement”). Also included will be the financial statements for Nanjing New-Tailun Garments Company Limited (“New-Tailun”) for the year ended December 31, 2006 (for all periods thereafter, this company is consolidated with the Company). The acquisitions of Catch-Luck and New-Tailun will be, or have been, as the case may be, accounted for under the purchase method of accounting. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. Goodwill is generated to the extent that the consideration, including transaction and closing costs, exceeds the fair value of net assets acquired. The Revised Preliminary Information Statement will be filed with the Commission as soon as practicable following review of this response letter by the Staff.

Additional Information, page 36

Staff Comment 2.        Please incorporate by reference your Form 10-KSB filed for the fiscal year ended December 31, 2007 that you filed on March 16, 2007.

Response:

The Company has amended the referenced section of its Revised Preliminary Information Statement to include the Company’s most recently filed Form 10-KSB and Form 10-QSB.

Appendix E

Pro Form Financial Information, page 1

Staff Comment 3.        We note your prior response to comment 5. Please address the following regarding Mr. Kang transferring all of his interest in EDGLY HK to Mr. Yan in September of 2006 and the corresponding accounting of the Catch-Luck and New-Tailun acquisitions.

•	Disclose the business reasons for the transfer of the ownership interest, including whether any consideration was paid by Mr. Yan for the ownership interests in EGLY HK.

Ms. Jennifer R. Hardy

U.S. Securities and Exchange Commission

May 25, 2007

•	Provide us the agreement entered into between Mr. Kang and Mr. Yan related to the transfer of the ownership interest, including any side agreements.
•

Given that both Catch-Luck and New-Tailun were acquired from EGLY HK, please clarify why Catch-Luck is being reflected as a merger of entities under common control and New-Tailun is being accounted for using the purchase method of accounting under SFAS 141. It is not clear why these two transactions would be accounted for differently as they are being purchased from the same entity.

Response:

The Revised Preliminary Information Statement will provide as follows:

•

Mr. Kang had two primary business reasons for the stock transfer of EGHK HK to Mr. Yan. First, Mr. Kang, who serves as the principal executive officer and a director of the Company, wished to divest of his personal holdings of businesses (other than the Company) that required his significant time and attention. He did so in order to devote his energy and time to the Company and the roles in which he serves the Company – i.e., the principal executive officer and a director. Mr. Kang believed that the Company, as well as the companies under the EGLY HK corporate umbrella, which as of December 31, 2006 consisted of two subsidiaries, would benefit from ownership and management devoted specifically and primarily to such businesses. Second, Mr. Kang felt it appropriate to devote his and the Company’s time and attention to the garment manufacturing and sales business, hence the acquisitions of Catch-Luck and New-Tailun from EGLY HK, and to separate businesses that focus on the knitting fabrics production, woven-fabric and knitting fabric dying and processing businesses, in which the remaining entities under the EGLY HK umbrella engage. Mr. Kang understands that EGLY HK will now primarily invest in and operate fabrics production and development businesses, which are not in direct competition with the businesses of the subsidiaries operating or to be operating under theCompany. The purchase price for Mr. Kang’s interest in EGLY HK is set forth in the Purchase Agreement described below.

•	A copy of the General Stock Purchase Agreement, dated August 17, 2006, between Mr. Kang Yihua and Mr. David Yan (the “Purchase Agreement”), together with the Sale and Purchase Agreement also dated August 17, 2006, between Mr. Kang Yihua and Mr. David Yan regarding an initial payment of consideration for the sale, will be provided to the Staff under separate cover. These agreements will be provided confidentially pursuant to Commission Rule 83. The Company is not aware of additional or “side” agreement related to the sale of the interest of EGLY HK by Mr. Kang.

Ms. Jennifer R. Hardy

U.S. Securities and Exchange Commission

May 25, 2007

•

The financial statements regarding Catch-Luck and New-Tailun for the year ended December 31, 2006 and the quarter ended March 31, 2007, as the case may be, as well as the pro forma financial statements, provided pursuant Item 310 of Regulation S-B will account for the acquisitions of both entities under the purchase method pursuant to SFAS 141. The acquisition of Catch-Luck was previously accounted for as an acquisition under common control because the acquisition agreement was entered into prior to the sale of EGLY HK by Mr. Kang to Mr. Yan.

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Kang Yi Hua
Kang Yi Hua
Chief Executive Officer

Enclosures

cc:	Scott C. Kline

Crone Rozynko LLP